Shanda Announces Key Executive Appointments

Shanghai, China — April 3, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today key executive appointments within the senior leadership team and business units to support the continued expansion and execution of the Company’s 3C strategy of Content, Community, and Commerce.

Qunzhao Tan, who is a co-founder of Shanda, has been named President and will continue in his role as Chief Technology Officer of Shanda. Mr. Tan has served in various capacities at Shanda, most recently as Shanda’s Executive Senior Vice President and President of Shanda Games (“SDG”), Shanda’s online game business unit.

Danian Chen, who is a co-founder of Shanda, has been named Chief Operating Officer of Shanda. Danian Chen has served in various capacities at Shanda, most recently as Shanda’s Executive Senior Vice President and President of Shanda Online (“SDO”), Shanda’s business unit that operates its integrated platform and independent e-commerce system.

Diana Li has been named as Chief Executive Officer of SDG.. Li, who joined Shanda in 2005 after holding various managerial positions at Expedia and Microsoft, has served in various capacities at Shanda, most recently as vice president of SDG.

Judy Wang has been named as Chief Executive Officer of SDO. Wang, who joined Shanda in 2002 after holding various managerial positions at Waterman Drinks and Mary Kay Cosmetics, has served in various capacities at Shanda, most recently as vice president of SDO.

“As we embark on our next stage of growth and expansion, we have drawn on our deep talent pool to support the implementation of our long term growth strategy and to strengthen Shanda’s leadership in the interactive entertainment industry,” said Tianqiao Chen. “Qunzhao Tan and Danian Chen have been an integral part in guiding the Company’s operating strategies over the past few years. One of the greatest challenges to any fast growing company like ours is having the highest quality management team. We are delighted to announce the appointments of two outstanding professionals to lead Shanda’s two major business units, SDG and SDO. Both Li and Wang have demonstrated strong execution skills in their prior roles. I am confident that they will continue to make significant contribution to Shanda in their new positions.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn